Exhibit 21.1

SUBSIDIARIES OF FISKER INC.

Name of Subsidiary	Jurisdiction of Organization
Fisker Group Inc.	Delaware
Fisker GmbH	Germany
Fisker GmbH	Austria
Fisker Vigyan Indian Private Limited	India
Fisker (GB) Limited	United Kingdom